HEC **Haverlock, Estey & Curran, LLC**
CPA
ESTABLISHED 1964   Certified Public Accountants • Consultants

Peter D. Curran, CPA
Steven D. Carr, CPA
Vicki J. Vincent, CPA
Gayle M. Davis, CPA
Stephen L. Spencer, CPA
Keith P. Bourgoin, CPA
Randy S. Baker, CPA

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF
ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Members
Allegiance Capital, LLC
South Portland, Maine

   In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments(Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Allegiance Capital, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and Department of State, Bureau of Securities Regulation, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective checks issued and general ledger account posting noting no differences;

2. Compared the amounts reported on audited Form X-17A-5 for the fiscal year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015 noting no differences.

3. Compared any adjustments in Form SIPC-7 with supporting schedules and working papers consisting of Company calculation of SIPC Net Operating Revenue using data from internal interim financial statements, account detail and quarterly FOCUS Reports (Form X-17A-5) which correspond to the fiscal year ended December 31, 2015 noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Haverlock, Estey & Curran
HAVERLOCK, ESTEY & CURRAN

February 23, 2016
Hampden, Maine